328 - 550 Burrard Street Vancouver, BC V6C 2B5 P: 604-899-5450 F: 604-484-4710 www.platinumgroupmetals.net

News Release	No. 185-2010 June 15, 2010

Platinum Group Metals Set To Join Russell Global Index

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE Amex) (“Platinum Group”) announces it is set to join the Russell Global Index when Russell Investments reconstitutes its comprehensive set of  global equity indexes on June 25, according to a preliminary list of additions posted June 11.

Membership in the Russell Global Index, which remains in place for one year, means automatic inclusion in the appropriate large-cap, small-cap, all-cap indexes as well as the applicable style, sector and country indexes. Russell determines membership for its equity indexes primarily by objective, market-capitalization rankings and style attributes.

Inclusion in the Russell indexes “is a significant milestone for Platinum Group shareholders" said R. Michael Jones, Platinum Group President and CEO. "Our inclusion is valued recognition of our Company’s growth.  As we make strategic decisions in the weeks ahead Russell Indexes will enhance our public profile."

Russell indexes are widely used by investment managers and institutional investors for index funds and as benchmarks for both passive and active investment strategies. An industry-leading $39 trillion in assets currently are benchmarked to them.

The Russell Global Index, which captures 98% of investable securities globally, is reconstituted annually and all sub-indexes are recalibrated simultaneously to accurately measure current market realities for each market segment. These investment tools originated from Russell’s multi-manager investment business in the early 1980s when the company saw the need for a more objective, market-driven set of benchmarks in order to evaluate outside investment managers.

About Russell:

Russell Investments provides strategic advice, world-class implementation, state-of-the-art performance benchmarks and a range of institutional-quality investment products. Russell has $179 billion in assets under management as of March 31, 2010, and serves individual, institutional and advisor clients in more than 40 countries. Founded in 1936, Russell is a subsidiary of The Northwestern Mutual Life Insurance Company.

About Platinum Group Metals:

Platinum Group is based in Vancouver BC, Canada and Johannesburg, South Africa.  Platinum Group Metals holds a large scale platinum project with reserves and a definitive feasibility study for a 275,000 ounce per year platinum, palladium, rhodium and gold mine in the heart of the South African platinum producing area.  Platinum Group Metals has announced that it expects a near term decision on its strategic direction.  Platinum Group has a management team in both Canada and South Africa, which have successful track records of more than 20 years each in exploration, mine discovery, mine construction and mine operations. The Company was formed in 2000 and is focused on the development of platinum operations and trades on the NYSE-AMEX under the Symbol PLG and on the TSX under the symbol PTM.

On behalf of the Board of

Platinum Group Metals Ltd.

“R. Michael Jones”

For further information contact:

R. Michael Jones, President

or Kris Begic, Corporate Development

Platinum Group Metals Ltd., Vancouver

Tel: (604) 899-5450 / Toll Free: (866) 899-5450

The Toronto Stock Exchange and the New York Stock Exchange - AMEX have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the timing of future decisions and activities of the Company. In addition, the results of the feasibility study may constitute forward-looking statements to the extent that they reflect estimates of mineralization, capital and operating expenses, metal prices and other factors. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in market conditions, the nature, quality and quantity of any mineral deposits that may be located, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies and other risk factors described in the Company’s Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.